Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: October 4, 2023

The following are excerpts from an article published on October 4, 2023:

https://www.nasdaq.com/articles/the-evolution-of-the-spac

The Evolution of the SPAC

CONTRIBUTOR

Ari Zoldan

PUBLISHED

OCT 4, 2023 1:23PM EDT

With so many obstacles, fixing the SPAC model may be easier said than done. However, that hasn't kept people from trying. Well-known activist investor Bill Ackman tried his hand at fixing some of the issues with one of his SPACs. More recently, another SPAC sponsor has taken steps to try to correct these issues, and some other experts are also weighing in on the SPAC issue.

…

A private equity approach to SPACs

Another SPAC, TLGY Acquisition Co., also employed a variety of changes to the typical SPAC structure to try to fix the model. The company is currently preparing to merge with Verde Bioresins, developer of a proprietary bioresin that could disrupt the traditional petroleum-based plastics industry.

TLGY has adopted a private equity approach for its SPAC model, prioritizing long-term investments rather than the short-term benefits of transaction fees. Additionally, for 50% of its economics, the company has set a time-based performance target of 35% for the internal rate of return (IRR), which is much higher than the performance standard seen in most other SPACs with other criteria, such as being pegged simply to a price range of $12.50 to $15 without the compounding of IRR.

TLGY Acquisition also put some measures in place to align the sponsor's interests with those of its investors. For example, a significant portion of the sponsor’s economic interest is tied to that 35% IRR. In other words, both sponsors and investors are motivated to help TLGY achieve its high IRR target.

This term should drive a longer-term mindset and holding period rather than a short-term plan that involves redeeming the shares after a short-term gain. Most SPACs tie only 10% to 12% of their economic interest to their target IRR, so TLGY's alignment is significantly stronger.

Use of non-detachable warrants

Like Pershing Square Tontine Holdings and a few other SPACs, TLGY Acquisition also opted for non-detachable warrants. However, unlike the others, TLGY is pooling all of its non-detachable warrants to non-redeeming shareholders, even if it means that millions of units go to just a few shareholders because all the other shareholders redeem. The company is providing an option to convert these warrants to common shares.

Using non-detachable warrants holds back a significant portion of the economics that are given out at the IPO for non-redeeming shareholders who actually fund the company — rather than allowing those who do not fund it to take all the economics. This merit-based compensation better aligns public investors with the sponsor and the company.

This non-detachable structure incentivizes investors to keep their shares rather than redeeming them because they offer the potential for an increasing amount of upside and downside protection in the stock beyond the initial investment if redemptions end up being high. As mentioned earlier, these warrants give investors the right to buy more shares of the merged company at a set price, meaning investors may be able to pick up more shares of the combined company at a significant discount from their selling price after the de-SPAC process. Investors may also be able to convert them into a smaller number of common shares to realize a much higher market value for immediate trading and downside protection in case the price declines.

Upon close, the non-redeeming public shareholders' right to convert the non-detachable warrants to common shares further cements the alignment of investor and sponsor interests. Non-detachable warrants could also reduce the likelihood of a large-scale redemption, stabilizing the post-merger stock price.

Ari Zoldan is CEO of Quantum Media Group, LLC. TLGY Acquisition Corp./ Verde Bioresins is a client of Quantum Media Group, LLC

The views and opinions expressed herein are the views and opinions of the author and do not necessarily reflect those of Nasdaq, Inc.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.